No-Act

ACT ICA
SECTION 8 & 11
RULE
PUBLIC AVAILABILITY 12/27/2007

RESPONSE OF THE OFFICE OF
INSURANCE PRODUCTS
DIVISION OF INVESTMENT MANAGEMENT

December 27, 2007
CUNA Mutual Life Insurance
Company, *et al.*

Based on the facts and representations in your letter dated December 27, 2007 and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission against CUNA Mutual Life Insurance Company ("CMLIC") and CUNA Mutual Insurance Society ("CMIS") under Section 5 of the Securities Act of 1933, as amended (the "1933 Act") and Rule 145 thereunder, or Sections 8 and 11 of the Investment Company Act of 1940, as amended (the "1940 Act"), if CMLIC transfers its two separate accounts CUNA Mutual Life Variable Account and CUNA Mutual Life Variable Annuity Account (the "Separate Accounts") to CMIS by operation of law in connection with the proposed merger of CMLIC into CMIS (the "Merger"). In addition, we would not recommend enforcement action to the Commission if: (1) the change in depositor of the Separate Accounts as a result of the Merger is effected though the filing of amendments to the registration statements for the Separate Accounts under the 1940 Act; and (2) new registration statements under the 1933 Act are filed by CMIS and the Separate Accounts to cover any securities issued after the Merger in connection with the variable life insurance contracts and variable annuity contracts funded by the Separate Accounts.

In addition, we would not recommend enforcement action to the Commission if, after consummation of the Merger, CMIS and the Separate Accounts continue to rely on the exemptive orders and no-action assurance identified, and to the extent described, in footnote 1 of your letter without filing amended or new applications for the same relief previously granted or a new request for the same no-action assurance.

Because our position is based on facts and representations in your letter, you should note that different facts or representations may require a different conclusion. Further, this response expresses the position of the Division on enforcement only, and does not purport to express any legal conclusions on the issues presented.

Sally Samuel

Sally Samuel
Senior Counsel

Sutherland
▪ Asbill & ▪
Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

STEPHEN E. ROTH
DIRECT LINE: 202.383.0158
E-mail: steve.roth@sablaw.com

December 27, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 27 2007
WASH, D.C.
209

VIA MESSENGER

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
Mail Stop 4644
100 F Street, N.E.
Washington, DC 20549

Re: CUNA Mutual Life Insurance Company and CUNA Mutual Insurance Society

Dear Mr. Kotapish:

We are writing on behalf of CUNA Mutual Life Insurance Company ("CMLIC") and CUNA Mutual Insurance Society ("CMIS") to request that the staff advise us that it would not recommend that the U.S. Securities and Exchange Commission (the "Commission") take any enforcement action against CMLIC or CMIS under Section 5 of the Securities Act of 1933, as amended (the "1933 Act"), or Rule 145 thereunder, or under Sections 8 and 11 of the Investment Company Act of 1940, as amended (the "1940 Act"), if CMLIC transfers its separate accounts, each registered under the 1940 Act as a unit investment trust, to CMIS (the "Transfers") by operation of law in connection with the proposed merger of CMLIC and CMIS (the "Merger"), as described below (the Merger, the Transfers, and any related transactions are referred to collectively as the "Merger"). CMLIC and CMIS also request that the staff advise them that it would not recommend that the Commission take any enforcement action if CMIS and the CMLIC Accounts (defined below), after the consummation of the Merger, continue to rely on certain exemptive orders and a no-action request cited herein without filing amended or new applications for the same exemptive orders or a no-action letter for the same assurances.[1]

[1] ***Exemptive Orders***: *Century Life of America, et al*, Investment Company Act Rel. No. 14950 (Feb. 20, 1986) (order); Investment Company Act Rel. No. 14909 (Jan. 22, 1986) (notice) (order granting exemptions from Sections

I. BACKGROUND

A. CMLIC and CMIS

CMLIC is a mutual life insurance company which is incorporated in Iowa. CMLIC was formed in 1879 and offers life and disability insurance, and pension and annuity products to members of credit unions and the general public. As of December 31, 2006 (presented on a generally accepted accounting principles ("GAAP") basis), CMLIC's surplus to policyholders totaled approximately $483 million, CMLIC's assets totaled approximately $9.3 billion, and CMLIC's revenue totaled approximately $501.3 million.

CMIS is a mutual life insurance company which, as of May 3, 2007, is incorporated in Iowa.[2] CMIS was formed in 1935, is licensed throughout the United States, and has operations in several countries. CMIS offers credit life and credit disability, group life and disability, pension products and individual life and health policies to credit unions and their members. CMIS does not issue variable insurance products. As of December 31, 2006 (presented on a GAAP basis), CMIS's surplus to policyholders totaled approximately $1.4 billion, CMIS's assets totaled approximately $6.7 billion, and CMIS's revenues totaled approximately $2.2 billion.

B. Variable Accounts

CMLIC has two registered separate accounts (collectively, the "CMLIC Accounts"): CUNA Mutual Life Variable Account,[3] which funds three flexible premium variable life insurance

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2(a)(32), 22(c), 27(c)(1), 27(d) of the 1940 Act and Rules 6e-3(T)(b)(12)(ii), 6e-3(T)(B)(iv) and thereunder, to permit the deduction of a contingent deferred administrative charge in connection with the issuance of flexible premium variable life insurance contracts); and *CUNA Mutual Life Ins. Co., et al.*, Investment Company Act Rel. No. 22793 (Aug. 20, 1997) (order), Investment Company Act Rel. No. 22763 (Jul. 24, 1997) (notice) (order granting exemptions from Sections 9(a)(3), 13(a) 15(a) and 15(b) of the 1940 Act and Rule 6e-3(T) thereunder to permit the separate account and future separate accounts to hold shares of the fund at the same time the fund offers its shares to future separate accounts, plans or other qualified pension or retirement plans – the order also granted relief from Section 17(a) to permit the plans to purchase shares of the fund with investment securities of the plans – CMIS is not requesting that the Section 17(a) relief continue after the Effective Time); ***No-Action Request**: Century Life of America Century Variable Account* (publicly avail. Jan. 17, 1990) (enforcement action not recommended to the Commission if certain post-effective amendments are not filed under the 1933 Act and 1940 Act and updated prospectuses are not distributed to existing contract owners).

[2] On March 9, 2007, CMIS solicited its policyholders for approval (i) to redomesticate from Wisconsin to Iowa and for approval of the Merger, and (ii) to amend its articles of incorporation. The Commissioner of Insurance of the State of Wisconsin approved the redomestication of CMIS by order dated February 9, 2007. CMIS policyholders approved the Merger and CMIS's redomestication in a policyholder special meeting held on April 20, 2007. The redomestication of CMIS was completed as of May 3, 2007.

[3] SEC File No. 811-03915.

contracts issued by CMLIC,[4] and CUNA Mutual Life Variable Annuity Account,[5] which funds four variable annuity contracts.[6] The CMLIC Accounts are separate accounts created under Iowa insurance law. Each CMLIC Account is registered as a unit investment trust with the Commission under the 1940 Act, and each CMLIC Contract supported by a CMLIC Account is registered as a security under the 1933 Act. The CMLIC Accounts consist of subaccounts, which each invest exclusively in shares of a corresponding investment portfolio of the Ultra Series Fund, T. Rowe Price International Series, Inc., MFS® Variable Insurance Trust™, Oppenheimer Variable Account Funds, or Franklin Templeton Variable Insurance Products Trust, each an open-end management investment company registered under the 1940 Act.

C. Contracts

The three variable life insurance contracts funded by CUNA Mutual Life Variable Account and the four variable annuity contracts funded by CUNA Mutual Life Variable Annuity Account (the "CMLIC Contracts") permit transfers between and among the subaccounts and the fixed account, subject to certain conditions.[7] The fixed account option offered in the variable life insurance and annuity products is not registered with the Commission in reliance on certain exemptive and exclusionary provisions in the federal securities laws. CUNA Brokerage Services, Inc., an affiliate of CMLIC and a broker-dealer registered with the Commission under the Securities Exchange Act of 1934, as amended (the "1934 Act"), serves as the distributor of the CMLIC Contracts.

II. THE PROPOSED TRANSACTION

A. The Proposed Merger

CMLIC and CMIS have been closely affiliated since 1990, when their Agreement of Permanent Affiliation (the "Affiliation Agreement") became effective. The Affiliation Agreement provided for the affiliation of CMLIC and CMIS in three general areas: (a) managerial, which involved

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4 SEC File Nos. 2-87874, 33-19718, and 333-81499.

5 SEC File No. 811-08260.

6 SEC File Nos. 33-73738, 333-40304, 333-40320, and 333-116426.

7 One of the variable life insurance contracts is no longer offered to the public, SEC File No. 2-87874 (the "UltraVers – ALL LIFE product"). As of December 3, 2007, there were 885 contract owners of the UltraVers – ALL LIFE product. Based on no-action relief provided by the staff in *Century Life of America Century Variable Account* (publicly avail. Jan. 17, 1990) (the "Century Life 1990 Letter"), post-effective amendments are no longer being filed and updated prospectuses are no longer being distributed to existing UltraVers – ALL LIFE Contract owners. As discussed under "Disclosure Considerations" below, following the Merger, CMIS intends to rely on the Century Life 1990 Letter to not file post-effective amendments and to not distribute updated prospectuses to existing UltraVers -- ALL LIFE Contract owners.

integration of the boards of directors and management of CMIS and CMLIC; (b) functional, which involved integration of support functions of CMLIC and CMIS; and (c) financial, which involved cross-reinsurance of the two companies' individual life insurance businesses and sharing of the income and expenses relating to those lines of business. CMLIC and CMIS have identical boards of directors and senior management, and their operations and liabilities are largely shared as a result of the affiliation.[8]

From the inception of the affiliation in 1990, the Merger of CMLIC and CMIS was viewed as the likely result. To conform the legal structure of the two companies to the business realities of the way the companies operate, to realize certain tax savings, and to strengthen the balance sheet and credit rating of the surviving company, the companies are proposing to merge CMLIC into CMIS. The merger agreement, which provides for the Transfers and related transactions, has received approval from the boards of directors and policyholders of CMLIC and CMIS, has been approved by the Iowa Commission, and is subject to certain other conditions. The Merger is expected to become effective at 11:59 p.m. on December 31, 2007 (the "Effective Time"). Each policyholder of CMLIC would thereafter be a policyholder of CMIS as a matter of law.

The CMLIC Accounts are not parties to the merger agreement, which was entered into by their depositor. As a result of the Merger, the CMLIC Accounts will continue to maintain their separate account status as unit investment trusts under the 1940 Act and as separate accounts under Iowa insurance law. The only change resulting from the Merger by operation of law is that the assets of the CMLIC Accounts subsequently will be owned by CMIS; the CMLIC Accounts themselves will not change. That is, upon the Effective Time of the Merger, the transferred CMLIC Accounts, in effect, will become separate accounts of CMIS; CMIS will assume legal ownership of all assets of the CMLIC Accounts; CMIS will become responsible for CMLIC's liabilities and obligations with respect to the CMLIC Contracts then outstanding; and the assets and liabilities which comprised each CMLIC Account immediately before the Merger will remain intact and legally separate from any other business of CMIS, as the surviving company, after the Merger.

The Merger will not affect the provisions of, and the rights and obligations under, the CMLIC Contracts.[9] Moreover, the Merger will not dilute or otherwise adversely affect the economic

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[8] Since the amendment of CMIS's articles of incorporation effective May 3, 2007, the director classes and terms of the boards of directors also are identical.

[9] CMLIC and CMIS note that under the insurance laws in some states, endorsements are required to be filed to reflect the change in the issuer of the CMLIC Contracts. No other term of the CMLIC Contracts will change. Further, some state insurance departments also require CMIS to file new contracts to reflect CMIS as the issuer of the CMLIC Contracts. The new contracts will be substantially similar in all material respects to the CMLIC Contracts, except that they will be issued by CMIS. The new contracts will be used for sales of what were the CMLIC Contracts to new contract owners after the registration statements that will be filed after the Effective Time have been declared effective by the Commission.

interests of the CMLIC Contract owners. In fact, the obligations to CMLIC Contract owners will be backed by the larger pool of assets of the combined companies.

No charges will be imposed or other deductions made from the CMLIC Accounts in connection with the Transfers. The Transfers will not affect the net asset value of any subaccount of the CMLIC Accounts; the net asset value per unit of interest for the subaccounts of the CMLIC Accounts in effect immediately after the Transfers will be identical to the net asset value per unit of interest in effect immediately before the Transfers. All costs of the Transfers will be borne by CMLIC and CMIS and not by CMLIC Contract owners.[10] No new investment options will be made available to CMLIC Contract owners in connection with or by virtue of the Transfers, nor will any existing investment options be terminated.[11]

After the Transfers, CMIS intends to accept additional payments under the transferred CMLIC Contracts outstanding at the time the Transfers are effected and to continue offering new contracts through the CMLIC Accounts identical to the CMLIC Contracts currently being offered, but for the change in depositor.[12] Payments so accepted and new contracts so offered will be covered by the new registration statements to be filed with the Commission under the 1933 Act in connection with the Transfers.

It is contemplated that, immediately following the Merger, there will be no change in CUNA Brokerage Services, Inc. and its service as the distributor for the CMLIC Contracts.

B. Procedural Matters

Iowa insurance law requires that any Iowa mutual insurer proposing to merge with another mutual insurer file a plan and application in support of the plan with the Iowa Commissioner of Insurance (the "Iowa Commissioner"). The plan must be approved by the company's board of directors and shall set forth the terms of the proposed merger, along with any other information required by the Iowa Commissioner. In addition, a commission, consisting of the Iowa Commissioner and the Iowa Attorney General (the "Iowa Commission"), was formed to review and approve or disapprove the proposed merger. The Iowa Commission may approve, disapprove, or require modification of the merger plan without notice and without a hearing.

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[10] Unlike in a demutualization, no consideration, in the form of stock, cash, or policy benefits, would be payable to policyholders in the proposed Merger.

[11] Because the Transfers will be effected as of the end of a valuation periods under the CMLIC Contracts, certain payments or deductions for charges may be required to be made during that period under the terms of the CMLIC Contracts.

[12] However, the UltraVers -- ALL LIFE Contract will not be offered to the public. *See* n. 16 *infra*.

On August 8, 2007, the Iowa Commission held a hearing to determine whether the Merger is in the interests of the CMLIC policyholders, since CMLIC will not be the surviving corporation.[13] Before that hearing, CMLIC mailed written notice of the hearing to all of its policyholders stating that the merger agreement had been filed, describing the Merger, and specifying the date, time, and place of the hearing. On September 6, 2007, the Iowa Commission approved the Merger.

Further, the Iowa Division of Insurance (the "Iowa Division") advised CMLIC that CMLIC must submit the Merger to a vote of its policyholders at a meeting called for that purpose. Affirmative votes representing 2/3 of the votes cast by CMLIC policyholders voting at such meeting were required for approval of the Merger. On August 2, 2007, CMLIC policyholders approved the Merger at a meeting called for that purpose.[14]

The Merger also required the approval of the Iowa Commission under the provisions of Iowa insurance law applicable to any transaction involving a "change in control" of an Iowa domestic insurance company. CMIS was required to submit an information filing with the Iowa Commission containing a detailed description of the management and plan of operations of the surviving corporation after the Effective Time of the Merger. The approval process also required the Iowa Commission to hold a public hearing (which was combined with the public hearing discussed above). Approval of the Merger required a determination by the Iowa Commission that, among other things, the surviving corporation would be able to satisfy certain Iowa insurance law requirements and that the Merger would not substantially lessen competition in the insurance business in the State of Iowa. On September 6, 2007, the Iowa Commission approved the Merger under the "change in control" provisions of Iowa insurance law.

Additional regulatory approvals and submissions may be necessary as required by state insurance law or otherwise for CMIS to receive authority to issue variable insurance products after the Merger.

The Merger is also conditioned upon, among other items, CMLIC's receipt of a private letter ruling from the Internal Revenue Service or an opinion of counsel from a nationally recognized law firm, that among other things, CMLIC will recognize no gain or loss for federal income tax purposes pursuant to the Merger. CMLIC received a private letter ruling dated October 11, 2007.[15]

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[13] Pursuant to applicable Iowa insurance law and CMLIC's governing documents, policyholders include holders of CMLIC policies and annuity contracts.

[14] CMLIC policyholders also approved the reelection of five directors to CMLIC's board.

[15] Private Letter Ruling 132897-07 (Oct. 11, 2007).

C. Disclosure Considerations

On August 6, 2007, CMLIC supplemented the prospectuses for the CMLIC Contracts to provide information about the Merger and related matters. As discussed above, CMLIC Contract owners also received policyholder information/voting materials and notice of hearing materials relating to the merger agreement.

As noted above, after the Effective Time, CMIS intends to accept additional payments under the outstanding CMLIC Contracts in accordance with their terms, as variable contracts of CMIS. To ensure that any payments so accepted will be covered by effective registration statements reflecting CMIS's succession to CMLIC's obligations and liabilities under the CMLIC Contracts, CMIS will file new 1933 Act registration statements with the Commission on Form N-4, Form N-6, or Form S-6,[16] as appropriate, and will amend the related 1940 Act registration statements to reflect the change in depositor from CMLIC to CMIS. CMIS will seek to have such registration statements declared effective following the Effective Time. Those registration statements will include financial statements reflecting the consummation of the Merger; the financial history of the CMLIC Accounts will be carried forward and will not change.[17] The prospectus information included in the registration statements relating to consummation of the Merger will be sent to existing CMLIC Contract owners. Following the Effective Time, CMIS will not make offers or accept payments under the CMLIC Contracts until the new registration statements filed with the Commission are declared effective. CMIS, in the future, may register other variable contracts to be offered through the CMLIC Accounts or other separate accounts.

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[16] Following the Merger, CMLIC intends to rely on the no-action relief provided by the staff in *Century Life of America Century Variable Account* (publicly avail. Jan. 17, 1990), to not file post-effective amendments and to distribute updated prospectuses to existing UltraVers – ALL LIFE Contract owners.

[17] In a letter to Richard F. Sennett, Chief Accountant, Division of Investment Management, dated October 5, 2007, Pamela Ellis of this firm set forth the method of accounting CMLIC and CMIS intend to use to account for the merger, and the financial statements that the companies intend to include in the registration statements to filed after the Effective Time of the Merger. The Merger will be accounted for as a business combination using the pooling-of-interests method of accounting. The financial statements included will be those of the relevant Variable Account, CMLIC, and CMIS. The CMIS financial statements will also include the following:

- *Pro forma* unaudited consolidated balance sheets for the years ended December 31, 2006 and 2005 (for the combined companies);
- *Pro forma* unaudited consolidated statements of income for the years ended December 31, 2006, 2005, and 2004 (for the combined companies);
- *Pro forma* unaudited consolidated balance sheets as of September 30, 2007 (for the combined companies); and
- *Pro forma* unaudited consolidated statements of income for the 9 months ended September 30, 2007 (for the combined companies).

III. ANALYSIS

A. Introduction

As more fully discussed below, it is our view with regard to the proposed Transfer that: (i) Section 5 of the 1933 Act and Rule 145 thereunder are inapplicable to the Transfer, and that no registration statements on Form N-14 are required; (ii) Section 8 of the 1940 Act is inapplicable to the Transfer; and (iii) Section 11 of the 1940 Act is inapplicable to the Transfer.[18] In support of our views, we note that the proposed Transfer is analytically the same as numerous reorganizations that have been the subject of previous no-action requests, seeking substantially identical relief from the provisions of the 1933 Act and 1940 Act noted above, to which the staff responded favorably and which deal with mutual life insurance companies in mergers where one or both of such companies issued variable insurance products.

B. Section 5 of the 1933 Act and Rule 145 Thereunder are Inapplicable to the Transfers

It is our view that the succession of CMIS to the position of depositor for the CMLIC Accounts, pursuant to the Transfers and any related transactions, will not result in the offer or sale of any new or different security or in the creation of a new or different investment company for purposes of Section 5 of the 1933 Act or Rule 145 thereunder. Section 5 generally prohibits the offer or sale of a new security without compliance with the registration requirements of the 1933 Act. Rule 145, an interpretative rule adopted by the Commission, provides guidance on when certain corporate reorganizations may entail the offer or sale of a new security in exchange for outstanding securities of a corporation involved in the reorganization.

Rule 145 provides, in relevant part, that an "offer," "offer to sell," "offer for sale," or "sale" is deemed to occur "so far as the security holders of [a person] are concerned, where, [pursuant to state law or controlling governing documents,] there is submitted for the vote or consent of such security holders a plan or agreement for . . . a statutory merger or consolidation or similar plan of acquisition in which securities of such . . . person held by such security holders will become or be exchanged for securities of any person. . .". The release accompanying the adoption of Rule 145 emphasizes that "an offer occurs under the rule only as to security holders who are entitled

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[18] Neither CMLIC nor CMIS seek no-action assurance under Sections 17(a) and 17(d) of the 1940 Act. On a number of previous occasions, the Commission staff has provided no-action assurances under Sections 17(a) and 17(d) of the 1940 Act in situations when insurance companies merged and transferred separate accounts in connection with the Merger. *See, e.g., Metropolitan Life Ins. Co.* (publicly avail. May 17, 1996) (the "MetLife letter"); *Intramerica Life Ins. Co.* (publicly avail. Oct. 29, 1992); and *California-Western States Life Ins. Co.* (publicly avail. Dec. 9, 1991). The Commission staff, in the MetLife letter, stated that it does not intend to issue further no-action letters in this area absent novel facts and circumstances. We do not believe that novel facts and circumstances are present with respect to the Transfers.

to vote or consent to the matter, and who hold securities which become or will be exchanged for new securities."[19] Thus, if the matter on which a security holder is given an opportunity to vote provides for his outstanding securities to be exchanged for new securities, the vote entails an investment decision as to the new securities.

As discussed above, approval of the merger agreement by the policyholders is required under Iowa state insurance law. In light of Rule 145, this matter may at first appear to implicate an investment decision as to the security which policyholders hold. We submit, however, that this matter does not involve a decision whether to accept a new or different security in place of the security CMLIC policyholders will hold immediately prior to the Effective Time. The security they will hold as of the Effective Time is represented by the same securities aspects of the CMLIC Contracts funded by the CMLIC Accounts, *i.e.,* the cash values, surrender values, and other benefits based on the CMLIC Accounts will not change. As discussed more fully below, the matter as to which CMLIC policyholders may vote (or direct votes) does not involve a decision related to accepting a new or different security in place of the security held by CMLIC policyholders immediately prior to the Effective Time. The policyholder approval of the merger agreement, as it relates to the CMLIC Contract owners and the Transfers of the CMLIC Accounts pursuant to the Merger, will not affect those aspects of the CMLIC Contracts that cause them to be treated as securities.

The Transfers will not result in any change in the CMLIC Accounts or their operations, other than a change in the name of the CMLIC Accounts.[20] The assets and liabilities of the CMLIC Accounts will not be combined with those of any other separate account or other entity in connection with the Transfers. Each of the CMLIC Accounts will remain intact after the Effective Time for so long as they hold assets funding CMLIC Contracts. After the Effective Time, the assets and liabilities of the CMLIC Accounts will be legally segregated from CMIS's other businesses, just as they are now from CMLIC's other businesses. Each CMLIC Account will continue to consist of the same pool of assets currently comprising that CMLIC Account. The financial history of the CMLIC Accounts will be carried forward and will not change. Moreover, the Transfers will not cause any change in any of the terms or provisions of the CMLIC Contracts (other than as required in some states, changing the name of the issuing insurance company) or result in the imposition of any charges against the CMLIC Accounts or CMLIC Contract values that otherwise would not apply.[21] Thus, there will be no change in the securities aspects of the CMLIC Contracts as a result of the Merger that could be viewed as

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[19] Securities Act Rel. No. 5316 (Oct. 6, 1972).

[20] CUNA Mutual Life Variable Annuity Account will become CUNA Mutual Variable Annuity Account, and CUNA Mutual Life Variable Account will become CUNA Mutual Variable Life Insurance Account.

[21] *See* n. 9 *supra. See also, Ameritas Life Ins. Corp.*, n.7 (publicly avail. Apr. 5, 2007) (stating "[s]ome state insurance departments will require an endorsement to outstanding policies to reflect the change in issuer").

resulting in a security that is new or different from what those Contract owners will hold before the Merger is consummated.

We believe that our view is supported by substantial no-action precedent. There are a number of no-action letters providing relief from Section 5 and, in most cases, Rule 145, for transfers of separate accounts in connection with mergers of life insurance companies.[22] A number of such no-action letters indicate that contract owners would be (or were) given the opportunity to vote on matters relating to the merger or having some proximity to the merger pursuant to which the separate accounts would be transferred,[23] while in other such no-action letters, representations were made that affected variable contract owners would not be given any opportunity to vote on matters relating to the merger or otherwise presented with an investment decision.[24] Regardless of whether a contract owner vote was sought, the same result ensued for the separate accounts involved --- a change in the insurer obligated under the contracts, but no change in the separate account operations. In this regard, all of the no-action requestors represented that the assets which comprised the funding separate accounts would be transferred intact pursuant to the merger, and as separate account assets and liabilities, would remain legally segregated from the other business of the surviving insurance company, just as is to be the case for the CMLIC Accounts after the Effective Time.

Consistent with our view that Section 5 and Rule 145 are inapplicable to the Transfers of the CMLIC Accounts pursuant to the Merger, we believe that no registration statement on N-14 should be required to be filed with respect to the Transfers.[25]

As discussed above under "Disclosure Considerations," CMIS and the CMLIC Accounts will file new registration statements with the Commission under the 1933 Act for the CMLIC Contracts and will request that these registration statements be declared effective following the Effective Time. The new registration statements will reflect CMIS's assumption of CMLIC's contractual obligations and liabilities with respect to the CMLIC Contracts pursuant to the Merger. The registration statements also will include appropriate financial statements reflecting the

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[22] *See Ameritas Life Insur. Corp.* (publicly avail. Apr. 5, 2007); *IDS Life Insur. Co., et al.* (publicly avail. Dec. 14, 2006); *First Great-West Life & Annuity Ins. Co. & Canada Life Ins. Co. of New York* (publicly avail. Dec. 22, 2005); *Acacia National Life Ins. Co.* (publicly avail. Dec. 19, 2003); and the MetLife letter.

[23] *See* The MetLife letter; *Massachusetts Mutual Life Ins. Co.* (publicly avail. Feb. 15, 1996); and *Phoenix Mutual Life Ins. Co., et al.* (publicly avail. Apr. 13, 1992).

[24] *See Ameritas Life Insur. Corp.* (publicly avail. Apr. 5, 2007); *IDS Life Insur. Co., et al.* (publicly avail. Dec. 14, 2006); *First Great-West Life & Annuity Ins. Co. & Canada Life Ins. Co. of New York* (publicly avail. Dec. 22, 2005); and *Acacia National Life Ins. Co.* (publicly avail. Dec. 19, 2003).

[25] We note that the Form N-14 registration statement, by its terms, does not apply to separate accounts registered as unit investment trusts. We also note that even if Section 5 were deemed to apply to the Transfers, the Transfers should be exempt from registration under Section 3(a)(10) of the 1933 Act as a security being issued in an exchange approved by a state insurance commissioner after a hearing at which affected CMLIC Contract owners could appear.

consummation of the Merger.[25] The related 1940 Act registration statements also will be amended to reflect the change in depositor. The new prospectuses will be sent to CMLIC Contract owners. We note that this approach, of filing new registration statements to cover securities issued after the Merger is consummated and to amend related 1940 Act registration statements, is consistent with relevant no-action precedent.[27]

For the foregoing reasons, we are of the view that neither Section 5 of the 1933 Act nor Rule 145 thereunder is applicable to the Transfers of the CMLIC Accounts pursuant to the Merger and that no Form N-14 registration statements need be filed.

C. <u>Section 8 of the 1940 Act is Inapplicable to Transfers of the CMLIC Accounts Pursuant to the Merger</u>

It is our view that the Transfers pursuant to the Merger would not result in the organization or creation of a new investment company pursuant to Section 8 of the 1940 Act. Section 8 of the 1940 Act requires the registration of an investment company with the Commission pursuant to the filing of such forms and compliance with such regulations as prescribed by the Commission. The Transfers of the CMLIC Accounts will involve a change in the depositor or sponsor of the CMLIC Accounts. This change, however, will not change the registered investment company, namely each of the CMLIC Accounts. More particularly, as discussed above, the Transfers will not change the structure or operations of the CMLIC Accounts or the relationship of the CMLIC Accounts to the insurance company obligated under the CMLIC Contracts or to the CMLIC Contract owners. The CMLIC Accounts will continue to be treated as separate entities for all relevant purposes under the 1940 Act, including financial reporting.

However, we acknowledge that the import of the Transfers, specifically CMIS's succession to CMLIC as the depositor of the CMLIC Accounts and the transfer of contractual obligations and liabilities from CMLIC to CMIS as of the Effective Time, should be reflected in the existing 1940 Act registration statements of the CMLIC Accounts. Accordingly, CMIS proposes to amend the 1940 Act registration statements for the CMLIC Accounts to reflect those changes. This procedure would obviate the filing of new notifications of registration and registration statements for the CMLIC Accounts pursuant to Section 8 of the 1940 Act. CMIS and the CMLIC Accounts undertake to amend the 1940 Act registration statements for the CMLIC Accounts as part of the process of filing new 1933 Act registration statements discussed above for the CMLIC Accounts.[28]

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[26] *See* discussion on p. 7, *supra.*

[27] *See* n. 22, *supra.*

[28] We note that for the filings made on Forms N-4 and N-6, the CMLIC Accounts use the same registration statement for 1940 Act registration purposes as for 1933 Act registration purposes. Accordingly, the amendments to

We note that our view, and the procedure outlined above, is supported by substantial no-action precedent.[29]

D. Section 11 of the 1940 Act is Inapplicable to the Transfers of the CMLIC Accounts Pursuant to the Merger

Section 11 of the 1940 Act prohibits an offer to exchange one investment company security for another, unless the terms of the offer have first been approved by the Commission. In the case of investment company securities, Section 11 generally is implicated whenever consideration is being given to whether a transaction may entail the issuance of a new security in exchange for an outstanding security. Based on the analysis set forth above relating to Section 5 of the 1933 Act and Rule 145 thereunder, it is our view that the Transfers should not be viewed as involving an exchange of securities, namely the outstanding CMLIC Contracts immediately prior to the Effective Time, issued by an investment company for any other security of an investment company for purposes of Section 11 of the 1940 Act. Thus, Commission approval should not be required under Section 11 of the 1940 Act in connection with the Transfers of the CMLIC Accounts pursuant to the Merger.

In no-action letters concerning transfers of separate accounts between unaffiliated insurance companies, the staff provided assurance that no exemptive order under Section 11 was required in connection with the transfers.[30] For the foregoing reasons, we are of the view that Section 11 is inapplicable to the Transfers of the CMLIC Accounts pursuant to the Merger.

E. Continued Reliance on Prior Exemptive Relief and No-Action Assurances is Appropriate

We believe that the Commission's orders granting exemptions and the staff's assurance that it would not recommend enforcement action to the Commission under the 1940 Act to Century Life Insurance Company (the previous name of CMLIC), CMLIC, and other parties named therein should continue to apply after the Merger without filing with the Commission or the staff applications or duplicate requests for the same relief.[31] The continued applicability of those orders and no-action letter is appropriate because the Merger will not change the operation of the

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their respective 1940 Act registration statements would be effected by the same filing as would be made under the 1933 Act. However, for the filing made on Form S-6, CUNA Mutual Life Variable Account will file an amendment to its registration statement on Form N-8B-2.

[29] *See* n. 22 *supra.*

[30] *See, e.g.*, The MetLife letter; *Massachusetts Mutual Life Ins. Co.* (publicly avail. Feb. 15, 1996) and *Phoenix Mutual Life Ins. Co.* (publicly avail. Apr. 13, 1992).

[31] *See*, n.1, *supra.*

CMLIC Accounts, or the relationship of those Accounts to the depositor, to any other separate account or to CMLIC Contract owners.[32] In support of our request, we note that the staff has granted requests for similar relief on a number of prior occasions.[33]

IV. CONCLUSION

In summary, we respectfully request that the staff issue a letter stating that the staff will not recommend that the Commission take any enforcement action against CMLIC or CMIS in connection with the Transfers of the CMLIC Accounts pursuant to the Merger, with respect to Section 5 of the 1933 Act or Rule 145 thereunder, or Sections 8 and 11 of the 1940 Act. In addition, we request that the staff indicate in its letter that the staff would not recommend that the Commission take any enforcement action if: (i) the Transfers of the CMLIC Accounts to CMIS pursuant to the Merger and CMIS's succession to CMLIC as depositor of the CMLIC Accounts are reflected in the 1940 Act registration statements for the CMLIC Accounts through the filing of amendments thereto; and (ii) any securities subsequently issued in connection with the CMLIC Contracts are registered under the new 1933 Act registration statements for the CMLIC Contracts filed by CMIS and the CMLIC Accounts.

Further, we request that the staff indicate in its letter that the exemptive orders and no-action letter cited in footnote 1 obtained by CMLIC (or Century Life Insurance Company) and/or the CMLIC Accounts, to the extent that these exemptive orders and no-action letter continue to be relied upon, will continue to be applicable after the Effective Time, in the manner described above, to CMIS, the CMLIC Accounts, and any other parties named therein, without the filing with the Commission or the staff of amended or new applications for the same exemptive orders or no-action request for the same assurances.

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[32] CMLIC was an applicant for a recent order granting exemptions to open-end management investment companies managed by an investment adviser affiliate of CMLIC. The adviser and investment companies will continue to rely on the order after the Merger. *Members Mutual Funds, et al.*, Investment Company Act Rel. No. 27657 (Jan. 9, 2007) (order), Investment Company Act Rel. No. 27598 (Dec. 13, 2006) (notice) (order pursuant to Section 12(d)(1)(J) of the 1940 Act granting exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act and pursuant to Sections 6(c) and 17(b) of the 1940 Act granting exemption from Section 17(a) of the 1940 Act to permit certain registered open-end management investment companies to acquire shares of other registered open-end management investment companies and unit investment trusts both within and outside of the same group of investment companies). We are not seeking any assurance regarding CMIS's reliance on this order.

[33] *See IDS Life Ins. Co., et al.* (publicly avail. Dec. 16, 2006); *First Great-West Life & Annuity Ins. Co. and Canada Life Ins. Co. of New York* (publicly avail. Dec. 22, 2005); and *Acacia National Life Ins. Co.* (publicly avail. Dec. 19, 2003).

If you have any questions or require further information with respect to this matter, please call me at 202.383.0158 or Pamela Ellis at 202.383.0566.

Sincerely,

Stephen E. Roth

Stephen E. Roth

cc: Steven R. Suleski, Esq.
Joyce M. Pickholz, Esq.
Sally Samuel, Esq.
Pamela K. Ellis, Esq.

END